SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 10

                         Wesley Jessen VisionCare, Inc.
                       (Name of Subject Company (Issuer))

                              WJ Acquisition Corp.
                                   NOVARTIS AG
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         Preferred Share Purchase Rights
                         (Title of Class of Securities)

                                    951018100
                      (CUSIP Number of Class of Securities)

                                 Robert Thompson
                              WJ Acquisition Corp.
                                   Novartis AG
                            c/o Novartis Corporation
                                608 Fifth Avenue
                               New York, NY 10020
                                 (212) 307-1122
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    Transaction Valuation*                             Amount of Filing Fee**
--------------------------------------------------------------------------------
       $783,887,758.50                                       $156,777.56
--------------------------------------------------------------------------------

  * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.50, the per share tender offer price, by 20,360,721, the sum of (i) 17,671,246 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 2,677,475 shares of Common Stock and (iii) 12,000 shares of Common Stock that could be purchased under the Company's employee discount purchase plans, in each case as of May 23, 2000.
**   Calculated as 1/50 of 1% of the transaction value.

     |X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:   $156,777.56   Filing Party:   Novartis AG
          Form or Registration No.: Schedule TO   Date Filed:    June 6, 2000

     |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         This Amendment No. 10 ("Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on June 6, 2000, as amended (the "Schedule TO") by Novartis AG, a Swiss corporation ("Parent"), and WJ Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights (together, the "Shares"), of Wesley Jessen VisionCare, Inc., a Delaware corporation (the "Company"), at a purchase price of $38.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of section 13(d) of the Securities Exchange Act of 1934 with respect to all securities acquired by Purchaser in the tender offer. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.


Item 8.  Interest in Securities of the Subject Company

         Item 8 of the Schedule TO is hereby amended and supplemented by including the following information:

         At 5 p.m., New York City time, on Monday, October 2, 2000, the Offer expired. Based on a preliminary count, approximately 17,551,251 Shares were validly tendered and not withdrawn pursuant to the Offer, of which 1,020,282 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 98% of the outstanding Shares. On October 2, 2000, effective as of 5:01 p.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. On October 3, 2000, Parent completed the merger of the Purchaser with and into the Company. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(17) and a copy of a press release announcing the completion of the merger is attached hereto as Exhibit (a)(18).

Item 12. Materials to be filed as Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

         (a)(17) Press Release issued by CIBA Vision Corporation on October 2, 2000.

         (a)(18) Press Release issued by CIBA Vision Corporation on October 3, 2000.


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

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 3, 2000


                            WJ ACQUISITION CORP.


                            By:    /s/   Robert Thompson
                               -------------------------------------------------
                                Name:    Robert Thompson
                                Title:   Chief Executive Officer
                                         and President

                            NOVARTIS AG


                            By:    /s/   Martin Henrich
                                ------------------------------------------------
                                Name:    Martin Henrich
                                Title:   Associate General Counsel


                            By:    /s/   Peter Tobler
                               -------------------------------------------------
                                Name:    Peter Tobler
                                Title:   Associate General Counsel




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

                                  EXHIBIT INDEX

  Exhibit
    No.
----------
*(a)(1)        Offer to Purchase, dated June 6, 2000.

*(a)(2)        Form of Letter of Transmittal.

*(a)(3)        Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7) Summary Advertisement as published in The Wall Street Journal on June 6, 2000.

*(a)(8) Joint Press Release issued by CIBA Vision Corporation, an indirect wholly owned subsidiary of Parent, and the Company on May 30, 2000.

*(a)(9) Joint Press Release issued by CIBA Vision Corporation and the Company on June 30, 2000.

*(a)(10)       Press Release issued by CIBA Vision Corporation on July 24, 2000.

*(a)(11)       Press Release issued by CIBA Vision Corporation on August 7,
               2000.

*(a)(12)       Press Release issued by CIBA Vision Corporation on August 23,
               2000.

*(a)(13)       Press Release issued by CIBA Vision Corporation on August 29,
               2000.

*(a)(14)       Press Release issued by CIBA Vision Corporation on September 6,
               2000.

*(a)(15)       Press Release issued by CIBA Vision Corporation on September
               18, 2000.

*(a)(16)       Press Release issued by CIBA Vision Corporation on September 29,
               2000.

(a)(17)        Press Release issued by CIBA Vision Corporation on October 2,
               2000.

(a)(18)        Press Release issued by CIBA Vision Corporation on October 3,
               2000.

 (b)           None.

*(d)(1) Agreement and Plan of Merger, dated as of May 30, 2000, among Parent, Purchaser and the Company.

*(d)(2) Confidentiality Agreement, dated May 10, 2000, between CIBA Vision Corporation and the Company.

  (g)          None.

  (h)          None.


----------

*  Previously filed.

                                 Exhibit (a)(17)


FOR MORE INFORMATION:
Jan McClure or Amanda Cancel, 678-415-3646


                NOVARTIS COMPLETES TENDER OFFER FOR WESLEY JESSEN


Atlanta, GA, October 2, 2000 - CIBA Vision Corporation, the eye care unit of Novartis AG (NYSE: NVS), today announced that WJ Acquisition Corp., an indirect wholly owned subsidiary of Novartis, has completed its cash tender offer for all outstanding shares of common stock of Wesley Jessen VisionCare, Inc. (and associated preferred share purchase rights). The tender offer expired, as scheduled, at 5:00 pm, New York City time, on Monday, October 2, 2000. Based on a preliminary count of tendered shares, approximately 17,551,251 shares of Wesley Jessen common stock (and associated preferred share purchase rights) have been validly tendered and not withdrawn (including 1,020,282 shares subject to guaranteed delivery) and accepted for payment at a price of $38.50 per share in cash.

The acceptance of these shares in the tender offer will result in Novartis' ownership of approximately 98% of the outstanding common stock of Wesley Jessen.

In the proposed second step of the acquisition, Novartis plans to merge WJ Acquisition Corp. with and into Wesley Jessen, with Wesley Jessen as the surviving corporation of the merger. As a result, each share of Wesley Jessen common stock not previously purchased in the tender offer will be converted into the right to receive $38.50 in cash. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding shareholders of Wesley Jessen.

Wesley Jessen is the leading worldwide developer, manufacturer and marketer of specialty contact lenses.

With worldwide headquarters in Atlanta, Georgia, CIBA Vision is a global leader in research, development and manufacturing of optical and ophthalmic products and services, including contact lenses, lens care products, ophthalmic surgical products and ophthalmic pharmaceuticals. CIBA Vision products are available in more than 70 countries.

CIBA Vision is the eye care unit of Novartis AG, a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye care, and animal health. In 1999, the Group (including agribusiness) achieved sales of CHF 32.5 billion and invested more than CHF 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis employs about 82,000 people and operates in over 140 countries around the world. The Group recently announced plans to spin off its crop protection and seeds sectors and to merge them with the agrochemicals business of AstraZeneca to form a new company, Syngenta, in the second half of 2000.

FORWARD LOOKING STATEMENTS

The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). CIBA Vision and Wesley Jessen are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that they constitute soliciting materials.

FOR INVESTOR RELATIONS INFORMATION CONTACT:

Novartis Investor Relations
US:     Joe Schepers 212-830-2444
Europe: Wolfgang Kirchmayr +41 61 32 44509













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


                                Exhibit (a)(18)

FOR MORE INFORMATION:
Amanda Cancel or Jan McClure, 678-415-3646

        CIBA VISION ANNOUNCES COMPLETION OF ACQUISITION OF WESLEY JESSEN
         Combined Company ranks number two worldwide in contact lenses


Atlanta, GA, October 3, 2000 - CIBA Vision Corporation, the eye care unit of Novartis AG (NYSE: NVS), today announced that it has completed the merger of WJ Acquisition Corp., an indirect wholly owned subsidiary of Novartis, with and into Wesley Jessen VisionCare, Inc. Wesley Jessen is now an indirect wholly owned subsidiary of Novartis.

The acquisition of Wesley Jessen is an important move for CIBA Vision as the combined company is the world's second largest contact lens company. CIBA Vision and Wesley Jessen had 1999 pro-forma sales of $1.4 billion and employed 8,900.

"We are now able to move forward with combining CIBA Vision and Wesley
Jessen into the leading firm in the contact lens industry," said Glen Bradley, CEO of CIBA Vision. "Wesley Jessen brings to CIBA Vision an exciting range of products that complement our existing brands as well as technological expertise, especially in the area of specialty lenses. CIBA Vision's established global sales and marketing operations will greatly expand the global reach of Wesley Jessen's product lines.

"As a result of the combination, our customers can expect a steady flow of new products and unique vision correction options."

CIBA Vision announced its agreement to acquire all outstanding shares of Wesley Jessen common stock for $38.50 per share in cash, or a total of approximately $785 million, on May 30, 2000.

With worldwide headquarters in Atlanta, Georgia, CIBA Vision is a global leader in research, development and manufacturing of optical and ophthalmic products and services, including contact lenses, lens care products, ophthalmic surgical products and ophthalmic pharmaceuticals. CIBA Vision products are available in more than 70 countries.

CIBA Vision is the eye care unit of Novartis AG, a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye care, and animal health. In 1999, the Group (including agribusiness) achieved sales of CHF 32.5 billion and invested more than CHF 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis employs about 82,000 people and operates in over 140 countries around the world. The Group recently announced plans to spin off its crop protection and seeds sectors and to merge them with the agrochemicals business of AstraZeneca to form a new company, Syngenta, in the second half of 2000.

FORWARD LOOKING STATEMENTS

The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). CIBA Vision and Wesley Jessen are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not










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

applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that they constitute soliciting materials.

FOR INVESTOR RELATIONS INFORMATION CONTACT:

Novartis Investor Relations
US:     Joe Schepers  (212) 830-2444
Europe: Wolfgang Kirchmayr +41 61 32 44509

















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